                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                 Optical Radiation Corporation
                               (Name of Issuer)

                 Common Stock, Par Value $0.50
                        (Title of Class of Securities)

                              6838361
                     (CUSIP Number of Class of Securities

                              Martin E. Franklin
                          Benson Eyecare Corporation
                                  Suite B-302
                           555 Theodore Fremd Avenue
                             Rye, New York  10580
                                (914) 967-9400

                (Name, Address and Telephone Number of Person)
               Authorized to Receive Notices and Communications

                                  Copies to:

                             William J. Grant, Jr.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                              New York, NY  10022
                                (212) 821-8000


                                February 18, 1994
                         (Date of Event which Requires
                           Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

     Check the following box if a fee is being paid with this statement: / /

















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                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benson Partners I, L.P.
         13-3744098

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  486,100 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              486,100 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Services, Inc.
          13-3741354

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  486,100 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              486,100 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Eyecare Corporation
          13-3368387

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  486,100 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              486,100 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 to Schedule 13D is being filed on behalf of the Reporting Entities (defined below) relating to the common stock, par value $0.50 per share (the "Common Stock"), of Optical Radiation Corporation, a California corporation (the "Company"); and should be read in conjunction with the Schedule 13D filed on January 13, 1994.


Item 2.  Identity and Background.

     Paragraph (a) of Item 2 is hereby amended and restated as follows:

     (a) This statement is being filed on behalf of (i) Benson Partners I, L.P., a Delaware limited partnership ("Benson Partners"), (ii) Benson Services, Inc., a Delaware corporation ("Benson Services") and (iii) Benson Eyecare Corporation, a Delaware corporation ("Benson Eyecare"). The sole general partner of Benson Partners is Benson Services. Benson Services is a wholly owned subsidiary of Benson Eyecare. Martin E. Franklin and Warren B. Kanders, the Chairman and Vice Chairman, respectively, of Benson Eyecare together beneficially own 6,800,000 million shares representing 37.0% of the outstanding shares of common stock of Benson Eyecare and may be deemed to control Benson Eyecare. Benson Partners, Benson Services and Benson Eyecare are hereinafter collectively referred to as the "Reporting Entities." Information with respect to the directors and executive officers of Benson Services and Benson Eyecare is set forth on Schedule I hereto.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated as follows:

     The 486,100 shares of Common Stock beneficially owned by the Reporting Entities (the "Acquired Shares") were acquired in brokered transactions for an aggregate purchase price of $7,481,441.28. The primary source of funds for the purchase of the Acquired Shares was investment capital contributed by the partners of Benson Partners. A portion of the purchase price of the Acquired Shares was attributable to margin borrowings.


Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     The Reporting Entities have purchased the Acquired Shares as an investment and may from time to time acquire or dispose of additional shares of Common Stock through open market or privately negotiated transactions depending on existing market and economic conditions. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities and other factors considered relevant, may decide to increase or decrease the size of their investment in the Company.

     Because Benson Eyecare and the Company provide complementary consumer products and services through similar channels of distribution and have excellent reputations in the eyecare industry, in July 1993 Benson Eyecare initiated discussions with the Company regarding a possible friendly business combination. Benson Eyecare pursued such discussions with the management of the Company on several occasions thereafter. At the conclusion of the discussions, the Company indicated that it was not in a position to consider an offer for the Company at such time.

     On February 17, 1994, an article appeared in Bloomberg Financial Markets Commodities News, a copy of which is attached hereto as Exhibit I, in connection with the issuance by the Company of a press release in which the Company announced that it had hired Donaldson, Lufkin & Jenrette Securities Corporation to advise it on strategic plans, including valuing the Company for a possible sale, a potential spinoff of the Company's consumer optical business, a corporate reorganization or a possible joint venture.

     Although the Reporting Entities continue to be interested in the Company, as of the date hereof, the Reporting Entities are holding the Acquired Shares solely for investment purposes. The Reporting Entities have made no decision to increase or decrease the size of their investment in the Company and, except as described above, have no present plans or proposals with respect to any material change in the Company's business or corporate structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

     (a) As of the date of this Schedule, Benson Partners is the beneficial owner of 486,100 shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, Benson Services, Benson Eyecare and Messrs. Franklin and Kanders may be deemed to own beneficially the Acquired Shares. The Acquired Shares represent 8.01% of the outstanding shares of Common Stock, based upon the 6,072,049 shares of Common Stock outstanding as of November 15, 1993 as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1993.

     (b) The Reporting Entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition of, the Acquired Shares.

     (c) The following sets forth all transactions by or on behalf of Benson Partners involving the Common Stock since the most recent filing on Schedule 13D on January 13, 1994, indicating (i) the date of the transaction, (ii) the number of shares of Common Stock purchased and (iii) the price per share with respect to each transaction. All such transactions were executed in conventional brokerage transactions on the NASDAQ National Market System.

                           Number                      Price
     Date                 of Shares                  Per Share

     01/21/94               5,000                     17.6250
     01/28/94               7,306                     18.2500
     01/28/94               4,394                     18.2500
     02/03/94               4,500                     17.8750
     02/04/94              17,300                     17.7486
     02/07/94               2,500                     17.3125
     02/09/94                 700                     17.3750
     02/10/94               1,500                     17.7500
     02/17/94               3,000                     17.8750
     02/18/94              20,000                     19.5000
     02/18/94              45,000                     18.9170

                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 22, 1994


                                   BENSON PARTNERS I, L.P.

                                   By:  Benson Services, Inc.
                                        General Partner



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON SERVICES, INC.



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON EYECARE CORPORATION



                                   By: /s/ Martin E. Franklin
                                       Chairman















90070225

                                  Schedule I


A.  Benson Services, Inc.

                        Business                  Principal
Name and Position        Address                  Occupation

Martin E. Franklin*   Suite B-302                 Chairman,
President, CEO        555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Warren B. Kanders     Suite B-302                 Vice Chairman,
Director              555 Theodore Fremd Ave.     Benson Eyecare
                      Rye, NY 10580

Ian G.H. Ashken*      Suite B-302                 CFO,
Vice President,       555 Theodore Fremd Ave.     Benson Eyecare
  Treasurer, Ass.     Rye, NY 10580
  Secretary and
  Director

Peter H. Trembath     Benson Eyecare              General Counsel
Secretary and         10900 Red Circle Dr.        Benson Eyecare
  General Counsel     Minnetonka, MN 55343

Desiree DeStefano     Suite B-302                 Vice President,
Vice President        555 Theodore Fremd Ave.     Benson Eyecare
                      Rye, NY 10580




   * Citizen of the United Kingdom.

B.  Benson Eyecare Corporation


                        Business                  Principal
Name and Position        Address                  Occupation

Martin E. Franklin*   Suite B-302                 Chairman,
Chairman, CEO         555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Warren B. Kanders     Suite B-302                 Vice Chairman,
Vice Chairman         555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Ian G.H. Ashken*      Suite B-302                 CFO,
CFO, Ass. Secretary   555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Douglas S. Roberts    406 Channel Drive           Corporate Advisor
Director              Monmouth Beach, NJ 08701    IVAX Corporation
                                                  1950 Swarthmore Ave.
                                                  Lakewood, NJ  08701

Burtt R. Ehrlich      Smith, Train Counsel        Consultant
Director              667 Madison Ave.
                      18th Floor
                      New York, NY 10021

Dr. Charles F. Sydnor Alamance Eye Center         Doctor
Director              1214 Vaughn Rd.             Alamance Eye
Burlington, NC 27215          Center

Dr. Charles D. Fritch Eye Care               Doctor
Director              2525 Eye St., Suite A&B     Fritch Eye Care
                      Bakersfield, CA 93301

Raymond S. Troubh     10 Rockefeller Plaza, #712  Director,
Director              New York, NY 10020          Benson Eyecare

Desiree DeStefano     Suite B-302                 Vice President,
Vice President        555 Theodore Fremd Ave.     Benson Eyecare
                      Rye, NY 10580

Peter H. Trembath     Benson Eyecare              General Counsel
Secretary and         10900 Red Circle Dr.        Benson Eyecare
  General Counsel     Minnetonka, MN 55343




   * Citizen of the United Kingdom.

                                 Exhibit Index


Exhibit I --   Bloomberg Financial Markets Commodities News, "Optical
               Radiation Hires Donaldson, Lufkin to Lay Plans," February 17,
               1994.